Investors' Exchange LLC
3 World Trade Center, 58th Floor
New York, New York 10007

1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com

February 26, 2020

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 28 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 28 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, Amendment No. 24 filed on November 26, 2018, Amendment No. 25 filed on June 28, 2019, Amendment No. 26 filed on August 22, 2019, and Amendment No. 27 filed on February 13, 2020.

Exhibit F	
Addendum F-9	IEX Connectivity Services Agreement and Forms (formerly "IEX Connectivity Agreement and Forms")
Addendum F-10	IEX Data Recipient Agreement and Forms (formerly "IEX Data Agreement and Forms")
Addendum F-11	IEX Data Subscriber Agreement

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/26/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

SEC Mail Processing
MAR 02 2020
Washington, DC

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   3 World Trade Center, 58th Floor
   New York, NY 10007

20012521

7. Provide the date applicant's fiscal year ends: 12/31/20
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/26/20 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: Sophia Lee (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26th day of February (Month), 2020 (Year) by Lucy Malcolm (Notary Public)

My Commission expires 12/17/20 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

LUCY C. MALCOLM
Notary Public, State of New York
No. 02MA6273602
Qualified in Kings County
Commission Expires December 17, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: February 26, 2020

Date as of which the information is accurate: February 26, 2020

Exhibit F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 IEX Waive-In Member Application has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Recipient Agreement and Forms.

Attached as Addendum F-11 is the IEX Data Subscriber Agreement.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

Addendum F-9

IEX Connectivity Services Agreement and Forms

CONNECTIVITY SERVICES AGREEMENT AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker Dealer

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (if Member is *not* connecting via Service Bureau) (available on IEX's website)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 9)

Service Bureau

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (available on IEX's website)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 9)

Data Recipient

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
- ☐ Equities Port Request Form (available on IEX's website)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (pg. 8)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 10 - 11)

(continues on next page)

Sponsored Participant

☐ N/A

Data Subscriber

☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or as requested by professional advisors or auditors bound by customary obligations of confidentiality.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("**Agreement**") is a binding agreement between you ("**User**") and Investors' Exchange LLC ("**IEX**" or the "**Exchange**"), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "**Effective Date**").

1. **Services**. This Agreement authorizes User to receive the Services. As used in this Agreement, "**Services**" shall mean those services described on User's connectivity order form attached hereto (the "**Order Form**"). User acknowledges and agrees that nothing in this Agreement constitutes an agreement by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions, or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following such modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX physically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-IEX services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX Data Recipient Agreement with IEX. Nothing herein shall limit User's requirements and obligations arising under the IEX Data Recipient Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "**Authorized Third Party**" is a party that IEX has approved to connect to IEX via connectivity supplied by User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the IEX Connectivity Manual available at https://iextrading.com/trading/documents, as may be amended from time to time (the "**IEX Connectivity Manual**"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement (as applicable to such Authorized Third Party), an IEX Data Recipient Agreement, or any other agreement between an Authorized Third Party and IEX or an IEX affiliate, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

   (c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees**.

   (a) Services Fees. The fees for the services are set forth on the Fee Schedule, available at https://iextrading.com/trading/fees.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User.

4. **Term**. The term of this Agreement shall commence upon the Effective Date and shall continue unless terminated by User or IEX as provided below.

5. **Termination**.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX. Notwithstanding the foregoing, User may terminate this Agreement with notice to IEX that User objects to an amendment to the Agreement made by IEX in its sole discretion, which termination is effective on the effective date of such amendment.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time upon sixty (60) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement and has not cured within thirty (30) days of receipt of such notification by IEX; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors, or its Members (as defined in the IEX Rule Book available at https://iextrading.com/trading/documents), as may be amended from time to time (the "**Exchange Rules**"), as applicable, including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors, or its Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without signing the required agreement(s); (v) User has violated any Exchange Rules; or (vi) if User is a Member of IEX, User ceases to be a Member in good standing with IEX, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then-current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entire month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 5(c), 6 through 12, and 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services. Any termination of an Agreement pursuant to its terms shall be without prejudice to the accrued rights of either party.

6. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES, OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM, OR EXPENSE THAT IS NOT DIRECT, INCLUDING WITHOUT LIMITATION CONSEQUENTIAL, EXEMPLARY, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES, OR AGENTS (INCLUDING, BUT NOT LIMITED

TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN-APPLICABLE EXCHANGE RULES CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX'S ACT OR OMISSION, AND (ii) US $10,000.

8. **Indemnification by User**. User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim alleging any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud, or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX**. IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. **Assignment**. User may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, User may assign this Agreement in its entirety to (a) a successor of User, by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of User's assets, provided that User (i) is not currently in breach of this Agreement and (ii) provides prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to User.

11. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

12. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

13. **Amendment**. Except as may otherwise be set forth in this Agreement, IEX or its affiliates may amend this Agreement (i) upon sixty (60) days' prior written notice to User, and any receipt or use of Services after such date is deemed acceptance or (ii) by posting the amendment to the IEX website, and any receipt or use of IEX Data after sixty (60) days of the posting date is deemed acceptance. The means of notifying User of such amendment may include, but is not limited to, emailing such term(s) or condition(s) to User or posting such alteration(s) on IEX's website upon written notice to User.

14. **Miscellaneous**. Any notice given pursuant to this Agreement shall be in writing. Notice to User may be given by nationally recognized overnight courier service to the address for User set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for User on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies, available at https://iextrading.com/trading/documents. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2)

days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT. This Agreement, together with the Order Form, any addendums or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC		User:	____________________
Signature:	____________________	Signature:	____________________
Printed Name:	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
		Address:	____________________ ____________________ ____________________
		Date:	____________________

USER INFORMATION

Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS	BILLING CONTACT
Address:	Name:
City:	Email:
State: Zip:	Phone:

SWITCH PORT* SELECTION

Specify Side and Quantity:

Customer Public BGP ASN:

IEX POP: Equinix NY5 (Secaucus, NJ)

- ☐ A-Side Qty: ___________________
- ☐ B-Side Qty: ___________________

Disaster Recovery: Equinix CH4 (Chicago, IL)

Customer Public IP Range:

- ☐ C-Side Qty: ___________________

IEX Test Facility ("ITF"): Equinix NY5 (Secaucus, NJ)

- ☐ I-Side Qty: __________________

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the IEX POP and Disaster Recovery data center. 1Gps interfaces are the default physical interface available into the IEX Test Facility.

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "**Form**") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007 ("**IEX**" or the "**Exchange**"), the Member of the Exchange designated below ("**Member**"), and the Authorized Service Bureau designated below ("**Service Bureau**"). IEX, Member and Service Bureau are collectively referred to as the "Parties".
2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.
3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.
4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.
5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.
6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.
7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC	______________________ Service Bureau	______________________ Member
______________________ Signature	______________________ Signature	______________________ Signature
______________________ Print Name	______________________ Print Name	______________________ Print Name
______________________ Title	______________________ Title (must be an officer)	______________________ Title (must be an officer)
______________________ Date	______________________ Date	______________________ Date
	______________________ Service Bureau Contact	______________________ MPID of Member
	______________________ Email Address of Contact Person	

EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "**Addendum**"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC ("**IEX**" or the "**Exchange**") and the user referenced below ("**User**"). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors' Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "**Connectivity Services Agreement**").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "**Extranet**") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "**Extranet Manual**"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to IEX data, except for the right to transmit the IEX data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Recipient Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC		User:	____________________
Signature:	____________________	Signature:	____________________
Printed Name:	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________

Addendum F-10

IEX Data Recipient Agreement and Forms

DATA RECIPIENT AGREEMENT AND FORMS

A Data Recipient applying to receive authorized access to Investors' Exchange LLC ("IEX") data must execute and deliver the identified materials on checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CHECKLIST

Data Recipient Agreement and Forms

- ☐ Data Recipient Agreement (pg. 2 - 10)
- ☐ Data Request Form (pg. 11)
- ☐ List of Affiliates (required for Data Recipients that distribute data to Affiliate(s)) (pg. 12)

Data Subscriber Agreement

- ☐ Data Subscriber Agreement (required for Data Subscribers) (pg. 1 - 6)

Connectivity Services Agreement and Forms

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 7)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)

Note: All agreements and forms sent to IEX will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or as requested by professional advisors or auditors bound by customary obligations of confidentiality.

[Remainder of page intentionally left blank.]

DATA RECIPIENT AGREEMENT

This Data Recipient Agreement (this "**Agreement**") is made by and between IEX (as defined below) and the undersigned Data Recipient, with an effective date as of the date executed by Data Recipient (as indicated on the signature page hereto). This Agreement is supplemented by the (i) IEX Market Data Policies, applicable Regulatory Requirements, Fee Schedules, IEX Specifications, and other documents incorporated by reference, in each case as amended from time to time and available on IEX's website (the "**Website**"), and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the "**Additional Documentation**"). Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, or Fee Schedules, as the case may be.

1. **Definitions**. The following terms, when used in this Agreement, shall have the meanings set forth below:

"**Act**" means the Securities Exchange Act of 1934, as amended.

"**Additional Agreements**" means any additional terms and conditions or agreements entered into in writing by Data Recipient with IEX or any of its predecessors or affiliates relating to the subject matter hereof, in each case as the same may be amended from time to time.

"**Affiliate**" means any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with Data Recipient, where control means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Claims and Losses**" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements, and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, lost profits, punitive, consequential, exemplary, or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses (including in-house personnel).

"**Controlled**" means distribution of IEX Data in which the Data Recipient distributes such data only to entitled Data Users whom the Data Recipient can identify.

"**Data Recipient**" means (a) any Person that receives IEX Data directly from IEX, or (b) any Person that receives IEX Data from another Member Data Recipient in Controlled, Non-Displayed Format and distributes such IEX Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Regulatory Requirements. Data Recipient does not include any Person that is providing hosting services solely for technology support purposes without using IEX Data for its (i) own consumption or (ii) distribution of the IEX Data.

"**Data Recipient Indemnified Parties**" means, collectively, Data Recipient and its Affiliates, and its and their respective owners, officers, directors, employees, and agents.

"**Data Subscriber**" means any Data User who is not an Affiliate of Member Data Recipient who accesses IEX Data from such Member Data Recipient through Controlled, Non-Displayed Format.

"**Data User**" means any Person that receives IEX Data from a Data Recipient.

"**Displayed Format**" means distribution of IEX Data to be accessed and used solely by a use of a display by a natural person on a display device.

"**Fee Schedule**" means the fees for IEX Data, as may be amended from time to time; available at https://iextrading.com/trading/fees.

"**IEX**" means Investors' Exchange LLC and any other market subsidiary hereinafter created or acquired by Investors' Exchange LLC and operated by Investors' Exchange LLC or a subsidiary of IEX or any successors.

"**IEX Data**" means certain data and other information disseminated by IEX through its TOPS and DEEP feeds .

"**IEX Data Subscriber Agreement**" means any agreement that IEX or its affiliates may require Data Recipient to obtain from a Data Subscriber prior to Data Recipient providing such Data Subscriber with IEX Data.

"**IEX Indemnified Parties**" means, collectively, IEX and its subsidiaries, affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, representatives and agents.

"IEX Market Data Policies" means the policies with respect to use and/or distribution of IEX Data, as may be amended from time to time; available at https://iextrading.com/trading/documents.

"IEX Specifications" means the specifications, as may be amended from time to time, for the System with which Data Recipient's system must comply; available at https://iextrading.com/trading/documents.

"IEX System" means the system that IEX has developed for creation and/or dissemination of IEX Data.

"Member" means any member of IEX, as defined in the IEX Rule Book.

"Member Data Recipient" means a Data Recipient who is also a Member.

"Non-Displayed Format" means distribution of IEX Data other than distribution by Displayed Format, including by a machine or automated device without use of a display by a natural person.

"Non-Member Data Recipient" means a Data Recipient who is not a Member.

"Person" means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Regulatory Requirements" means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, IEX Market Data Policies, interpretations, user guides, operating procedures, specifications (including without limitation the IEX DEEP Specification and IEX TOPS Specification), requirements, and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

"Uncontrolled" means distribution of IEX Data other than by Controlled distribution.

"User Agreement" means the agreement (either via a written contract or via rules in the IEX Rule Book applicable to Members) by and between Data Recipient and IEX, pursuant to which Data Recipient has the right to access IEX to, among other things, enter orders on IEX, receive status updates on orders, cancel orders, and execute trades against orders on IEX, as such agreement may be amended from time to time.

2. **Member Data Recipients**. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to and restrictions imposed on Data Recipient under the User Agreement.

   If Data Recipient is a Member Data Recipient, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) the material breach of Member's obligations under this Agreement could result in the suspension or cancellation of Data Recipient's membership on IEX in accordance with applicable Regulatory Requirements.

   Each Member Data Recipient shall (i) enforce each of its Data Subscriber's compliance with the terms of the IEX Data Subscriber Agreement and be liable for any breaches by such Data Subscriber(s) of such terms; (ii) provide IEX written notice of any violation thereof by an Data Subscriber, immediately upon becoming aware of such violation; (iii) provide IEX notice of termination of any IEX Data Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide IEX any assistance as IEX may reasonably request in enforcing IEX's rights under any IEX Data Subscriber Agreement; (v) upon IEX's request, cease providing any IEX Data to any Data Subscriber; and (vi) provide IEX written notice promptly upon becoming aware of any acts or omissions of any Data Subscriber or other person, in addition to those otherwise required to be reported herein, which Member Data Recipient believes, in its reasonable discretion, might jeopardize or prejudice the rights of IEX (or an affiliate or data provider) in any Data or threaten the security or operations of any systems or other technology utilized by or on behalf of IEX (or an affiliate) or any Member Data Recipient to disseminate any IEX Data.

3. **Non-Member Data Recipients**. If Data Recipient is a Non-Member Data Recipient, such Data Recipient has the right to receive IEX Data from IEX for internal purposes and for the purpose of distributing, or otherwise enabling access (directly or indirectly) to, IEX Data, in each case in accordance with the terms and conditions set forth in this Agreement.

4. **License**. Subject to the terms of this Agreement, IEX hereby grants to Data Recipient a worldwide, limited non-exclusive, non-transferable (except as provided in Section 17), revocable license permitting Data Recipient and its Affiliates to: (a) receive, store, process, commingle, and use for their own internal purposes any IEX Data received during the term of this Agreement (i) directly from IEX; or (ii) from another Data Recipient; and (b) distribute such IEX Data to any Data User; provided that if such Data User is a Data Subscriber, such Data Subscriber enters into a Data Subscriber Agreement. Except as set forth in the preceding sentence, no other express or implied license is granted to Data Recipient pursuant to this Agreement or the Additional Documentation. Notwithstanding anything else, Data Recipient shall not use, access, or distribute IEX Data except as expressly permitted under this Agreement. Without limiting the foregoing, Data Recipient shall not distribute IEX Data in Uncontrolled, Non-Displayed Format to any Person, nor shall Data Recipient use, or permit any third party to use, IEX Data for the creation or calculation of any index or similar work or in connection with the creation of any financial instrument or investment product, except as otherwise set forth in the IEX Market Data Policies or otherwise authorized in writing in advance by IEX. Subject to the terms of this Agreement, Data User may, on a non-continuous and infrequent or irregular basis, furnish limited subsets of IEX Data to any non-Affiliate party in Displayed Format without signing a Data Recipient Agreement. Data Recipient is permitted to create information or data derived from IEX Data pursuant to this Agreement, so long as such derived information or derived data do not display, represent, reverse engineer or recreate any IEX Data, or readily allow IEX Data to be recalculated, derived or reverse engineered. All rights to the IEX Data not expressly granted by IEX to Data Recipient in this Agreement are hereby expressly reserved to IEX. Except as expressly provided in this Agreement, IEX does not grants to Data Recipient any right, title or interest in, or a license to use, the IEX Data, whether by implication, estoppel or otherwise.

   If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for IEX Data, or any other agreement between Data User and IEX (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing IEX Data to such Data User and shall, within ten (10) business days following the receipt of such notice, confirm such cessation by notice to IEX. Data Recipient shall be solely responsible for the acts and omissions of internal Data Users. If a Data User is terminated under this provision, then all Data Recipients must, upon notice from IEX, cease providing IEX Data to such Data User.

5. **Record Retention by Data Recipient**. Data Recipient shall maintain complete and accurate records relating to its use and distribution of IEX Data in accordance with Regulatory Requirements and IEX Market Data Policies, and other such information as IEX from time to time may reasonably request in writing.

6. **Reporting**. Data Recipient shall comply with Regulatory Requirements and the IEX Market Data Policies relating to usage reporting as IEX may request from time to time. Unless otherwise provided by IEX, Data Recipient shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of IEX's request. Failure to report within sixty (60) days of IEX's request may result in suspension or termination of provision of IEX Data to Data Recipient.

7. **Proprietary Nature of IEX Data**. Data Recipient acknowledges that IEX Data and IEX System constitute valuable property of IEX. IEX System and all IEX Data, including without limitation any and all intellectual property rights, shall, as between IEX and Data Recipient, be and remain the sole and exclusive property of IEX. Data Recipient shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in IEX Data and IEX System. Data Recipient acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Data Recipient's rights under this Agreement with respect to IEX Data including or based on such third-party information and data is subject to requirements that may be imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary.

8. **Use of Name**. IEX acknowledges and agrees that Data Recipient has proprietary rights in Data Recipient's name and IEX shall not use Data Recipient's name in any way that would infringe upon such name and shall not use the name in any advertising or marketing materials, without Data Recipient's prior written consent, which consent may be withheld in Data Recipient's sole discretion, or subject to another agreement between the parties. IEX acknowledges and agrees that Data Recipient has proprietary rights in certain trademarks, servicemarks, copyrights or patents, registered or unregistered, and IEX shall not use these trademarks, servicemarks, copyrights or patents, registered or unregistered, in any way that would infringe upon such marks, copyrights or patents.

9. **Right to Audit**. During the term of this Agreement and for a period of twelve (12) months thereafter, Data Recipient shall allow IEX or its appointed agent to access and inspect Data Recipient's records and systems (including review of any records regarding the use of, or distribution of, the IEX Data and locations where the IEX Data is being received) to verify that Data Recipient's internal use and/or distribution of IEX Data has been in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and any Additional Documentation.

10. **Warranty; Disclaimers; Modifications**. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX to continue to: (a) make IEX Data, the IEX System, or any aspect of either available in the present form or configuration or under the current IEX Specifications; or (b) use existing communications facilities. In addition, IEX, in its sole discretion, may make modifications, additions, and/or deletions to IEX Data, IEX System, or any aspect of either, including its communications facilities. IEX will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is required: (i) due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (ii) pursuant to an order of a court, an arbitrator, or by a regulatory agency.

11. **Fees.** As explained more fully in the Fee Schedule, available at https://iextrading.com/trading/fees, currently there are no fees for Data Recipient to receive or distribute IEX Data.

12. **Term and Termination**. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient, upon not fewer than thirty (30) days' written notice to IEX, or by IEX, upon not fewer than thirty (30) days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by IEX to Data Recipient in the event that: (a) Data Recipient is not permitted or not able to receive or IEX is prevented from disseminating IEX Data, or any part thereof; (b) any representation, warranty, or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient's default of its obligations or covenants under this Agreement or Data Recipient's material breach of any representation, warranty, certification, or other provision of this Agreement, after IEX has notified Data Recipient in writing that such action constitutes a default or breach hereunder and has not been cured within thirty (30) days from receipt of such notification by IEX; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of IEX System, IEX Data, or IEX, or likely to cause material harm to IEX's interests should termination be delayed. This Agreement may be terminated with written notice by Data Recipient to IEX that Data Recipients objects to material amendment to the Agreement made by IEX in its sole discretion, which termination is effective on the effective date of such amendment. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 5-10, 12-16, 18-19, and 21-24. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement. Any termination of this Agreement or any of the Additional Agreements pursuant to their terms shall be without prejudice to the accrued rights of either party.

13. **Confidentiality**. Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's records, reports, and payments that IEX or its designee has reviewed or audited, as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service, and other information. Data Recipient acknowledges that it may from time to time obtain confidential information, data, or techniques of IEX or its affiliates (whether or not designated as such). All such information, whether written or oral, disclosed by one party to the other party on or after the date hereof shall be deemed confidential upon such disclosure. The party disclosing such information shall be referred to as the disclosing party, and the party receiving such information shall be referred to as the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will use commercially reasonable efforts to cooperate with the disclosing party to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that the disclosing party shall be

entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, IEX (or an IEX affiliate) or Data Recipient may disclose confidential information to the extent: (a) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX affiliate) or over Data Recipient; (b) necessary to fulfill any IEX (or an IEX affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for IEX (or an IEX affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 13 do not apply to data, information, or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement or other obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no breach of this Agreement by the recipient, generally known to the public; (iii) is rightfully obtained by or on behalf of recipient from a third party so long as the recipient does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. As between the parties, the disclosing party and its Affiliates of the confidential information are the sole and exclusive owner thereof. All confidential information is and shall remain the property of the disclosing party. For purposes of clarity, IEX Data is not considered confidential information. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its affiliates and to IEX's and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information, provided however that any information that IEX generates/finds in the course of that audit, or that is otherwise based on IEX information, shall remain IEX's information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using the audit findings to the extent (i) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX affiliate) or over Data Recipient or (ii) the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient and/or Data User or (b) create a context where Data Recipient's and/or Data User's identity may be reasonably inferred.

Upon the termination and of this Agreement and upon disclosing party's request, the receiving party shall promptly return to disclosing party or destroy all confidential information and any tangible embodiments that are in the possession of receiving party and to certify the return or destruction of all such confidential information and embodiments; provided, however, the receiving party may retain copies to the extent required to do so by law, regulation, or internal record retention policies.

14. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Except to the extent of IEX's fraud or willful misconduct, or a claim arising out of IEX's indemnification obligations set forth herein, IEX Indemnified Parties and any third-party information providers shall not be liable to Data Recipient or its Affiliates, or to any other Person, for Claims and Losses related to the IEX Data, including for any inaccurate or incomplete IEX Data received from IEX or from any other party, including another Data Recipient, any delays, interruptions, errors, or omissions in the furnishing thereof, or any indirect, consequential, exemplary, special, lost profits, incidental or punitive damages arising from or occasioned by said inaccuracies, delays, interruptions, errors, or omissions. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 10, DATA RECIPIENT ACKNOWLEDGES THAT IEX DATA AND ANY AND ALL MATERIAL RELATED TO IEX DATA, INCLUDING BUT NOT LIMITED TO IEX SYSTEM AND IEX SPECIFICATIONS, ARE BEING PROVIDED "AS IS," "WHERE IS," AND "AS AVAILABLE." DATA RECIPIENT ACKNOWLEDGES THAT THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO IEX DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT TO THE EXTENT OF FRAUD OR WILLFUL MISCONDUCT BY IEX, OR AS SET FORTH IN SECTION 16, THE IEX INDEMNIFIED PARTIES SHALL NOT BE LIABLE TO DATA RECIPIENT, ANY DATA USER, OR TO ANY OTHER PERSON, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, LOST PROFITS, INCIDENTAL, OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, LOSS BY

REASON OF SHUTDOWN IN OPERATION OR FOR INCREASED EXPENSE IN OPERATION, LOSS OF BUSINESS, REPUTATION, OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF IEX HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. AND ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, THE DATA RECIPIENT INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, LOST PROFITS, INCIDENTAL, OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Except to the extent of Data Recipient's or IEX's fraud or willful misconduct, the aggregate liability of Data Recipient on the one hand or IEX on the other hand under this Agreement shall not exceed the greater of US $100,000 or the fees owed to IEX over the twelve (12) calendar months immediately preceding the alleged injury or damage.

15. **Indemnification by Data Recipient**. To the maximum extent permitted by law, Data Recipient shall defend, indemnify, and hold harmless the IEX Indemnified Parties, and any third parties that provide information, goods, and services to IEX in connection with the creation of IEX Data, from Claims and Losses based on or related to or arising out of (a) IEX Data received by Data Recipient (including without limitation, any IEX Data received, used and/or distributed by Data Recipient), and (b) Data Recipient's breach of any terms under this Agreement including misuse of IEX System, IEX Data, or IEX Specifications.

    Data Recipient and its Affiliates agree to indemnify, defend, and hold harmless the IEX Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against the IEX Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions this Agreement (unless such Data User is a party to an IEX Data Recipient Agreement and will indemnify IEX directly for such Claims and Losses); (b) any assertion of Claims and Losses relating to this Agreement against any IEX Indemnified Party made by any Data User (or any third party relying upon IEX Data received by such Data User), unless such Data User is party to an IEX Data Recipient Agreement or an IEX Data Subscriber Agreement; (c) the receipt, use, or redistribution of IEX Data in breach of the terms of this Agreement by Data Recipient or its Affiliates; (d) any failure by Data Recipient or its Affiliates to comply with obligations under this Agreement; (e) any claim by any third party that the use of Data Recipient's service (except the IEX Data) infringes any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; (f) any assertion of Claims or Losses against the IEX Indemnified Parties by Data Users relating to IEX's exercise of its remedies against Data User pursuant to this Agreement excluding any such assertion relating to acts or omissions of IEX, unless such Data User is party to an IEX Data Recipient Agreement or IEX Data Subscriber Agreement; (g) breach of warranty by Data Recipient; (h) any defense or participation by the IEX Indemnified Parties in any action, suit, arbitration, or judicial or administrative proceeding involving any Claims or Losses described in this section; or (i); provided that: (A) IEX promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (B) Data Recipient shall have sole control of the defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations; (C) IEX reasonably cooperates to facilitate such defense and Data Recipient shall be liable to IEX for IEX's reasonable expenses, including reasonable attorneys' fees (excluding reimbursement for the time value of IEX employees, directors, and/or other agents in providing such cooperation). Data Recipient, in defending any such claim, action, or allegation, except with the written consent of IEX Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (y) does not include, any admission of guilt or as an unconditional term, the grant by the claimant to the IEX Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (z) subjects IEX Indemnified Parties to any obligation in addition to those set forth herein. IEX shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of Data Recipient.

16. **Indemnification by IEX**. IEX agrees to indemnify, defend, and hold harmless the Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that IEX Data, or Data Recipient's use thereof , or IEX System, in each case in accordance with this Agreement and the Additional Documentation infringes any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; provided that: (a) Data Recipient promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation,

except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, any admission of guilt or as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein. Data Recipient shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of IEX.

Notwithstanding anything herein to the contrary, IEX shall not have the obligation to indemnify, defend and hold harmless the Data Recipient Indemnified Parties against any Claims and Losses imposed on, incurred by, or asserted against a Data Recipient Indemnified Party (x) as a result of any allegation of infringement or misappropriation if IEX System, IEX Data, or any IEX Specifications have not been used in accordance with this Agreement and such misuse resulted in such infringement or misappropriation, or (y) if Data Recipient uses IEX System, IEX Data, or any IEX Specifications to the extent it is based on use of a superseded version of IEX System, IEX Data, or any IEX Specifications if such alleged infringement or misappropriation would have been avoided by use of the current version of IEX System, IEX Data, or IEX Specifications or (z) if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of IEX System, IEX Data, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the IEX System, IEX Data, or any IEX Specifications without such hardware, software, or materials.

In the event of a claim, action, or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such a claim, action, or allegation is likely to occur or if the use of IEX System, IEX Data, or any IEX Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense: (i) procure for Data Recipient the right to continue using IEX System, IEX Data, or any IEX Specifications; (ii) replace or modify IEX System, IEX Data, or any IEX Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by IEX in accordance with this Section) or any third party.

Notwithstanding anything herein to the contrary, this Section sets forth the entire liability of IEX and the exclusive remedy of Data Recipient for the infringement, misappropriation of intellectual property, or violation by IEX System, IEX Data, IEX Specifications, or IEX under this Agreement and the Additional Documentation.

17. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement in its entirety to (a) a successor of Data Recipient, by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Data Recipient's assets, provided that Data Recipient (i) is not currently in breach of this Agreement and (ii) provides prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to Data Recipient.

18. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

19. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

20. **Relationship of the Parties**. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

21. **Entire Agreement; Priority Rules; Amendment; Waiver**. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms,

conditions and representations of the agreement between IEX and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

Except as may otherwise be set forth in this Agreement, IEX or its affiliates may amend this Agreement, the IEX Data Subscriber Agreement, and the IEX Market Data Policies (i) upon sixty (60) days' prior written notice to Data Recipient, and any receipt or use of IEX Data after such date is deemed acceptance or (ii) by posting the amendment to the IEX website, and any receipt or use of IEX Data after sixty (60) days of the posting date is deemed acceptance. In no event shall IEX provide one Data Recipient with a notice period under an Agreement that is shorter than the notice period provided by IEX to any other Data Recipient.

No failure or delay to exercise any right, power, or privilege under the Agreement, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

22. **Notices.** Any notice given pursuant to this Agreement shall be in writing. Notice to Data Recipient may be given by nationally recognized overnight courier service to the address for Data Recipient set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for Data Recipient on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt.

23. **Governing Law; Venue; Wavier of Jury Trial**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

24. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, the Data Recipient may identify to IEX any Affiliate that is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other Affiliate of the Data Recipient, including, but not limited to, rights to use and distribute IEX Data to other parties, subject in each case to the terms of this Agreement. The Data Recipient may delegate any of its responsibilities, obligations, or duties under or in connection with this Agreement to an Affiliate, which Affiliate may discharge those responsibilities, obligations, or duties on behalf of the Data Recipient in accordance with this Agreement so long as the Data Recipient remains primarily responsible for such responsibilities, obligations and duties hereunder. If this Agreement will be applicable to one or more Affiliates, Data Recipient must submit a list of any such Affiliate(s) to IEX. By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such Affiliate(s) to the same extent as applicable to Data Recipient. For the avoidance of doubt, any Affiliate of Data Recipient that is not identified by Data Recipient to IEX under this provision shall not be entitled to exercise the rights of Data Recipient set forth herein, and Data Recipient shall ensure that no such Affiliate receives any IEX Data from Data Recipient under the terms hereof.

25. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this IEX Data Recipient Agreement to be executed by their duly authorized representatives.

Investors' Exchange LLC		Data Recipient: ______________________	
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Address:	______________________ ______________________ ______________________
		Date:	______________________

DATA REQUEST FORM

Data Recipient Information

Name (individual or company): ______________________

Street Address: ______________________

City: ______________________ State: ______________________

Zip: ______________________

Primary Contact

Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

System Description

Please provide a complete description of the system that makes use of IEX Data

Name/ Version of System: ______________________

Name/ Version of Entitlement System: ______________________

Which data feed(s) are you looking to receive?

DEEP (Depth of Book and Last Sale Feed) (Multicast) ☐

TOPS (Top of Book and Last Sale Feed) (Multicast) ☐

How will you receive IEX Data?

Direct from IEX via cross-connect* ☐

IP address(es): ______________________

Direct from IEX via 3rd party cross-connect ☐

Identity of cross-connect provider: ______________________

Indirectly via 3rd party market data provider ☐

Identity of Market Data provider: ______________________

*If you do not have existing connectivity to IEX, you must complete, execute, and submit a Connectivity Services Agreement and Physical Connectivity Order Form found within the *IEX Connectivity Agreements and Forms*.

Distribution

Will your organization distribute IEX Data externally to non-Affiliate entities? ☐ Yes ☐ No

If yes, is this distribution ☐ Controlled only ☐ Uncontrolled only ☐ Both

If yes, is the format of this distribution ☐ Displayed Format only ☐ Non-Displayed Format only ☐ Both

LIST OF AFFILIATES

This List of Affiliates is for the IEX Data Recipient Agreement.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

____
Signature of Data Recipient Authorized Representative

____
Title

____
Printed Name

____
Date

Addendum F-11

IEX Data Subscriber Agreement

DATA SUBSCRIBER AGREEMENT

Data Recipient may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except in writing by Investors' Exchange LLC ("IEX") or its affiliates, is void.

This Investors' Exchange LLC Data Subscriber Agreement (this "**Agreement**"), with an effective date as of the last date executed on the signature page hereof, is made by and between the Data Recipient referenced below ("**Data Recipient**") and the Data Subscriber referenced below ("**Data Subscriber**").

1. **Definitions**. The following terms, when used in this Agreement, shall have the meanings set forth below:

   "Act" means the Securities Exchange Act of 1934, as amended.

   "Affiliate" means any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with Data Subscriber, where control means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

   "Claims and Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, lost profits, punitive, consequential, exemplary, or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses (including in-house personnel).

   "Controlled" means distribution of IEX Data in which the Data Recipient distributes such data only to entitled Data Users whom the Data Recipient can identify.

   "Data Recipient" means (a) any Person that receives IEX Data directly from IEX, or (b) any Person that receives IEX Data from another Member Data Recipient in Controlled, Non-Displayed Format and distributes such IEX Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Regulatory Requirements. Data Recipient does not include any Person that is providing hosting services solely for technology support purposes without using IEX Data for its (i) own consumption or (ii) distribution of the IEX Data.

   "Data Recipient's Service" shall mean the service provided by a Data Recipient, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating IEX Data to or by Data Subscriber.

   "Data Subscriber" means any Data User who is not an Affiliate of Member Data Recipient who accesses IEX Data from such Member Data Recipient through Controlled, Non-Displayed Format.

   "Displayed Format" means distribution of IEX Data to be accessed and used solely by a use of a display by a natural person on a display device.

   "Fee Schedule" means the fees for IEX Data, as may be amended from time to time; available at https://iextrading.com/trading/fees.

   "IEX" means Investors' Exchange LLC and any other market subsidiary hereinafter created or acquired by Investors' Exchange LLC and operated by Investors' Exchange LLC or a subsidiary of IEX or any successors.

   "IEX Data" means certain data and other information disseminated by IEX through its TOPS and DEEP feeds.

   "IEX Data Recipient Agreement" means any agreement that IEX or its affiliates may require Data Recipient to sign to (a) receive IEX Data directly from IEX or (b) receive IEX Data from another Member Data Recipient in Controlled, Non-Displayed Format and distribute such IEX Data.

   "IEX Indemnified Parties" means, collectively, IEX and its subsidiaries, affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, representatives and agents.

   "IEX Market Data Policies" means the policies with respect to use and/or distribution of IEX Data, as may be amended from time to time; available at https://iextrading.com/trading/documents.

   "IEX System" means the system that IEX has developed for creation and/or dissemination of IEX Data.

"Member" means any member of IEX, as defined in the IEX Rule Book.

"Member Data Recipient" means a Data Recipient who is also a Member.

"Non-Displayed Format" means distribution of IEX Data other than distribution by Displayed Format, including by a machine or automated device without use of a display by a natural person.

"Non-Member Data Recipient" means a Data Recipient who is not a Member.

"Person" means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Regulatory Requirements" means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, IEX Market Data Policies, interpretations, user guides, operating procedures, specifications (including without limitation the IEX DEEP Specification and IEX TOPS Specification), requirements, and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

"Uncontrolled" means distribution of IEX Data other than by Controlled distribution.

"SEC" means the U.S. Securities and Exchange Commission.

2. **Use of Data**. Data Subscriber and its Affiliates may receive, store, process, commingle, and use for its own internal purposes any IEX Data received during the term of this Agreement from Data Recipient, in each case in accordance with the terms and conditions of this Agreement. Data Subscriber may not sell, lease, furnish, or otherwise permit or provide access to IEX Data to any non-Affiliate party unless Data Subscriber has signed an IEX Data Recipient Agreement with IEX. Data Subscriber will not engage in the operation of any illegal business use or permit anyone else to use IEX Data, or any part thereof, for any illegal purpose or violation of any Regulatory Requirements. Data Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to IEX Data. Data Subscriber may, on a non-continuous and infrequent or irregular basis, furnish limited subsets of IEX Data to any non-Affiliate party in Displayed Format without signing a Data Recipient Agreement. Data Subscriber is permitted to create information or data derived from IEX Data pursuant to this Agreement, so long as such derived information or derived data do not display, represent, reverse engineer or recreate any IEX Data, or readily allow IEX Data to be recalculated, derived or reverse engineered. Data Subscriber shall make its premises available to IEX, or its designee, for physical inspection of Data Subscriber's use of IEX Data (including review of any records regarding use of or access to IEX Data and the number and locations of all devices that receive IEX Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Nature of IEX Data**. Data Subscriber acknowledges that IEX Data and the IEX System constitute valuable property of IEX. The IEX System and all IEX Data, including without limitation any and all intellectual property rights, shall, as between IEX and Data Subscriber, be and remain the sole and exclusive property of IEX. Data Subscriber shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in IEX Data and IEX System. Data Subscriber acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Data Subscriber's rights under this Agreement with respect to IEX Data including or based on such third-party information and data is subject to requirements that may be imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary.

4. **Fees**. As explained more fully in the Fee Schedule, available at https://iextrading.com/trading/fees, currently there are no fees for Data Subscriber to receive IEX Data.

5. **IEX System**. Data Subscriber acknowledges that IEX, in its sole discretion, may from time to time make modifications, additions, or deletions to the IEX System or IEX Data or any aspect of either. Such modifications, additions, or deletions may require corresponding changes to be made to Data Recipient's Service. Changes or the failure to make timely changes by Data Recipient may sever, delay, or otherwise affect Data Subscriber's access to or use of IEX Data. IEX shall not be responsible for any such effects. IEX does not endorse or approve any Data Recipient, Data Recipient's Service or equipment utilized by Data Recipient or Data Subscriber.

6. **Limitation of Liability.**

IEX Indemnified Parties shall not be liable to Data Subscriber or to any other Person for any inaccurate or incomplete IEX Data received from IEX or from Data Recipient, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect, consequential, exemplary, special, lost profits, incidental, or punitive damages arising from or occasioned by said inaccuracies, delays, interruptions, errors, or omissions.

This Section shall not relieve IEX, Data Recipient, Data Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

IEX, Data Recipient, and Data Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **DISCLAIMER OF WARRANTIES**. DATA SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. **Third-Party Information Providers' Limitation of Liability**. IEX's third-party information providers shall have no liability for any damages, whether direct, indirect, whether exemplary, incidental, punitive, lost profits, indirect, special, or consequential damages of Data Subscriber or any other Person seeking relief through Data Subscriber relating to the accuracy of or delays or omissions in any IEX Data provided by IEX's third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Data Subscriber or any other Person seeking relief through Data Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Data Subscriber or any other Person seeking relief through Data Subscriber, as applicable.

9. **Claims and Losses**. Data Subscriber agrees to indemnify and hold harmless IEX Indemnified Parties from any and all Claims and Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Data Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Data Subscriber's receipt and use of IEX Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, IEX shall be permitted to solely defend and settle) another party (including IEX) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims and Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims and Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims and Losses.

10. **Termination**. Data Subscriber acknowledges that IEX, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Data Recipient unilaterally limit or terminate the right of any or all Persons to receive or use IEX Data, or any part thereof, and that Data Recipient shall immediately comply with any such notice and terminate or limit the furnishing of IEX Data and confirm such compliance by written notice to IEX. Any affected Person will have available to it such procedural protections as are provided by applicable Regulatory Requirements. In addition to the termination rights permitted under any agreement Data Subscriber may have with Data Recipient, this Agreement may be terminated by Data Subscriber upon 30 days' written notice to Data Recipient and by IEX upon 30 days' written notice either to Data Recipient or Data Subscriber. In the event of Data Subscriber's breach, the discovery of the untruth of any representation or warranty of Data Subscriber, or where directed by a regulatory authority having jurisdiction over IEX or its affiliate, IEX may terminate this Agreement upon not fewer than 3 days' written notice to Data Subscriber provided either by IEX or Data Recipient.

11. **Notices**. Any notice given pursuant to this Agreement shall be in writing. Notice to Data Recipient may be given by nationally recognized overnight courier service to the address for Data Recipient set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for Data Recipient on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt.

12. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Data Recipient nor Data Subscriber shall assign this Agreement in whole or in part (including by operation of law) without the prior written consent of IEX, provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Subscriber may assign this Agreement in its entirety to (a) the assigning party's successor by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of the assigning party's assets, provided that Data Subscriber (i) is not currently in breach of this Agreement and (ii) provides prior written notice to IEX. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Data Recipient and Data Subscriber.

13. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

14. **Entire Agreement; Amendment; Waiver**. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. IEX may amend this Agreement (i) upon 60 days' written notice either to Data Recipient or Data Subscriber, and any receipt or use of IEX Data after such date shall be deemed acceptance or (ii) by posting the amendment to the IEX website, and any receipt or use of IEX Data after sixty (60) days of the posting date is deemed acceptance.

    No failure on the part of IEX or Data Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. **Governing Law; Venue; Wavier of Jury Trial**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York, USA without giving effect to any choice or conflict of law provision or rule. Data Recipient and Data Subscriber agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

16. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, the Data Subscriber may identify to IEX any Affiliate that is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other Affiliate of the Data Recipient, including, but not limited to, rights to use and distribute IEX Data to other parties, subject in each case to the terms of this Agreement. The Data Subscriber may delegate any of its responsibilities, obligations, or duties under or in connection with this Agreement to an Affiliate, which Affiliate may discharge those responsibilities, obligations, or duties on behalf of the Data Subscriber in accordance with this Agreement so long as the Data Subscriber remains primarily responsible for such responsibilities, obligations and duties hereunder. If this Agreement will be applicable to one or more Affiliates, Data Subscriber must submit a list of any such Affiliate(s) to IEX. By submitting the names of its Affiliate(s), Data Subscriber agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate and that DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Subscriber under this Agreement will apply to such Affiliate(s) to the same extent as applicable to Data Recipient. For the avoidance of doubt, any Affiliate of Data Subscriber that is not identified by Data Subscriber to IEX under this provision shall not be entitled to exercise the rights of Data Subscriber set forth herein, and Data Subscriber shall ensure that no such Affiliate receives any IEX Data from Data Subscriber under the terms hereof.

17. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

18. **Third-Party Beneficiary**. Data Recipient and Data Subscriber hereby designate IEX as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

19. **Cumulative Remedies**. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties or otherwise.

20. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be at least eighteen (18) years of age.

Data Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. INDIVIDUAL DATA SUBSCRIBER INFORMATION

Data Subscriber (Individual) Name: Date:

Data Subscriber (Individual) Address:

Signature:

B. ORGANIZATIONAL DATA SUBSCRIBER INFORMATION

Data Subscriber (Organization) Name: Date:

Data Subscriber (Organization) Address:

Representative Name**: Title:

Signature:

***The Representative must be authorized in writing by the organization or firm to execute the Agreement. IEX may request documentation evidencing this authority.*

DATA RECIPIENT INFORMATION (FOR DATA RECIPIENT USE ONLY)

Data Recipient Name: Date:

Data Recipient Address:

Representative Name**: Title:

Signature:

***The Representative must be authorized in writing by Data Recipient to execute the Agreement. IEX may request documentation evidencing this authority.*